Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

May 21, 2012

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Global Indemnity plc
Schedule TO-I
Filed May 9, 2012
File No. 5-85996

Dear Ms. Chalk:

On behalf of our client, Global Indemnity plc, a company formed under the laws of Ireland (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 17, 2012 (the “Comment Letter”) regarding the Schedule TO-I filed by the Company on May 9, 2012 (the “Schedule TO”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

The Company is filing, via EDGAR submission, Amendment No. 1 to the Schedule TO (“Amendment No. 1”) concurrently with the submission of this response letter.

Schedule TO – Item 10. Financial Statements

1.	Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that if fully subscribed, you would be repurchasing more than 19% of the Company’s A ordinary Shares in the offer.

Response: The Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material under the

Christina Chalk

May 21, 2012

circumstances. The Company notes that Instruction 2 to Item 10 of Schedule TO indicates that financial statements are not material to a tender offer if (i) the consideration offered consists solely of cash, (ii) there is no financing condition to the offer and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The Company confirms to the Staff that all three of these conditions are satisfied in the present tender offer. In addition, the Company notes that it does not intend to borrow in order to fund the tender offer. As such, there will be a minimal impact on the Company’s financial statements as a result of the tender offer. The tender offer will have the following impact on the Company’s financial statements, (a) the Company’s cash and investments will decrease by the total amount of funds used by the Company to consummate the Offer, including the payment of fees and expenses in connection with the Offer, (b) total stockholders’ equity will decrease by the amount of funds used to pay for the Shares acquired in the Offer and fees and expenses incurred in connection with the Offer, (c) the number of outstanding A ordinary shares of the Company will be decreased by the number of Shares acquired in the Offer, and (d) earnings/loss per Share at any given level of net income/loss of the Company will increase proportionately by virtue of the decrease in A ordinary shares outstanding. As a consequence, the Company does not feel that a presentation of pro forma financial statements would be material to an investor. However, in the interest of full disclosure, the Company has amended the Offer to Purchase to (x) renumber Section 17 (“Miscellaneous”) as Section 18, (y) add a new Section 17 (“Financial Information”) to provide the following disclosure regarding the impact of the Offer on the Company’s financial statements and (z) add a corresponding question and answer in the Summary Term Sheet in the Offer to Purchase to summarize such financial information:

The consummation of the Offer will have the following effect on the Company’s financial statements:

(i) the Company’s cash and investments will decrease by the total amount of funds used by the Company to consummate the Offer, including the payment of fees and expenses in connection with the Offer;

(ii) total stockholders’ equity will decrease by the amount of funds used to pay for the Shares acquired in the Offer and fees and expenses incurred in connection with the Offer;

(iii) the number of outstanding Shares of the Company will be decreased by the number of Shares acquired in the Offer; and

Christina Chalk

May 21, 2012

(iv) earnings/loss per Share at any given level of net income/loss of the Company will increase proportionately by virtue of the decrease in Shares outstanding.

Offer to Purchase – General

2.	Global Indemnity is using a modified “Dutch auction” mechanism for this offer, whereby the offer materials disclose a range of prices from $19.25 through $22.00 per Share at which tendering holders may elect for the Company to repurchase their tendered A ordinary Shares. Disclosure in the Offer to Purchase indicates that the trading price of the A ordinary Shares on the last full trading day before the announcement of this offer was $19.34 per Share. Therefore, at the low end, the specified range in the modified Dutch auction is below the most recent trading price of the Shares. Tendering holders who do not specify a tender price, who make Purchase Price Tenders and those who elect to tender at the bottom of the range will therefore be paid a price per Share that is below the most recent market price per share before announcement of the offer. We have stated that a bidder must clearly disclose when the offer price is below the recent market price for the subject securities. See Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069 (July 31, 2000). Please amend to note that Purchase Price Tenders or those who specify a tender price of $19.25 will receive less than the most recent trading price for the Shares.

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase in the following sections to note that the Purchase Price may be less than the closing market price of $19.34 per Share on May 8, 2012, the last full trading day before the announcement of the offer:

•	the first paragraph under “What will be the Purchase Price for the Shares and what will be the form of payment?” in the Summary Term Sheet of the Offer to Purchase;

•	the paragraph under “What is the recent market price for the Shares?” in the Summary Term Sheet of the Offer to Purchase;

•	the second to last paragraph under Introduction of the Offer to Purchase; and

•	the third paragraph in Section 3 (“Procedure for Tendering Shares.”) of the Offer to Purchase.

Christina Chalk

May 21, 2012

How many Shares is Global Indemnity offering to purchase?, page i

3.	On the cover page of the Offer to Purchase and elsewhere in that document, you state that the Company “is offering to purchase up to 3,168,831 of its A ordinary shares…” However, in this section, you state that you will purchase properly tendered Shares “up to a maximum aggregate purchase price of $61,000,000.” If 3,168,831 Shares are tendered at the top end of the purchase price range ($22.00 per Share), the aggregate total funds needed to purchase all tendered Shares would be $69,714,282. Therefore, the disclosure about the maximum number of Shares to be purchased in the offer is confusing and should be revised. Revise to state the maximum as a dollar amount or as a set number of Shares.

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase throughout to state the maximum as a dollar amount and delete references to the maximum number of Shares except in the first paragraph under “How many Shares is Global Indemnity offering to purchase?” in the Summary Term Sheet of the Offer to Purchase, the third to last paragraph under Introduction in the Offer to Purchase and, the first paragraph in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”) of the Offer to Purchase.

4.	The disclosure in the last sentence in the first paragraph of this section is confusing. You state that if the offer is fully subscribed and the purchase price is at the top of the range ($22.00 per Share), “the minimum number of Shares that will be purchased under the Offer is 2,772,727.” It appears that this is the maximum number of Shares that would be purchased, or stated differently, it would be the total number of Shares purchased. The use of the term “minimum” implies that more Shares could or would be purchased if the offer price is $22.00 per Share; from the disclosure concerning your maximum aggregate purchase price of $61,000,000 cited in our comment above, this does not appear to be the case. Please revise or advise.

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase to revise the last two sentences in the first paragraph of this section to read “If the Purchase Price is determined to be $19.25 per Share, the minimum Purchase Price under the Offer, the total number of Shares that will be purchased under the Offer is 3,168,831. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $22.00 per Share, the maximum Purchase Price under the Offer, the total number of Shares that will be purchased under the Offer is 2,772,727.” The Company has made a conforming change in the first paragraph of Section 11 of the Offer to Purchase.

Christina Chalk

May 21, 2012

*        *        *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Thomas McGeehan, Chief Financial Officer of the Company, with respect to certain matters.

If you have any questions or require any further information with regard to the foregoing, please in the first instance contact the undersigned by phone at (650) 470-4522.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey

cc:	Tom McGeehan

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